REGENCY AFFILIATES, INC.
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610 N.E. JENSEN BEACH BLVD.
JENSEN BEACH, FLORIDA 34957
PHONE: (772) 334-8181
FAX: (772) 334-8150

December 20, 2007

Michael Fay, Branch Chief
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:   Regency Affiliates, Inc.
      File No. 001-07949
      Form 10-KSB: For the Fiscal Year Ended December 31, 2006

Dear Mr. Fay:

Set forth below is the response of Regency Affiliates, Inc. (the "Company") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter dated November 16, 2007 (the "Comment Letter"). For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this comment response letter unless the context otherwise requires, the words "we," "us" and "our" refer to the Company.

Form 10-KSB: For the fiscal year ended December 31, 2006

Management's Discussion and Analysis, page 11

Results of Operations, page 12

1. Throughout the MD&A, please provide more analysis of the disclosure provided. As an example, on page 12 you disclose that income from equity investment in partnerships increased in 2006 by $170,794 or 6.03%, yet you do not provide an analysis for the reasons underlying the increase. Without describing the reasons for the increase or decrease in revenues or expenses, there is insufficient insight for a reader to see the business through the eyes of management. Refer to Section III.B.4 of FR 72 for guidance.

We have incorporated the comment above in our Form 10-QSB for the period ended September 30, 2007 filed with the Commission on December 17, 2007.

Liquidity and Capital Resources, page 12

2. Please provide a discussion of cash flows from operating, investing and financing activities. In regards to operating cash flows, please disclose the material factors that impact the comparability of operating cash flows in terms of cash. As you use the indirect method, merely reciting changes in line items reported in the statement of cash flows would not be sufficient. Refer to
Section IV.B of FR 72 for guidance.

We have incorporated the comment above in our Form 10-QSB for the period ended September 30, 2007 filed with the Commission on December 17, 2007.

Other

3. Please provide a discussion of your critical accounting estimates. Your discussion, to the extent practicable, should address:

      o Material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements;

      o     Why your accounting estimates bear the risk of change;

      o The factors used in arriving at your estimates including the accuracy of past estimates and whether current estimates are reasonably likely to change in the future; and

      o If reasonably available, quantitative disclosure on specific sensitivity to change for your estimates and assumptions.

We have incorporated the comment above in our Form 10-QSB for the period ended September 30, 2007 filed with the Commission on December 17, 2007.

Financial Statements, page F-1

Notes to the Financial Statements, page F-8

4. Please provide the disclosures required by paragraph 40 of SFAS 128.

We will revise future filings to incorporate the comment above.

Note 3: Investment in Security Land Development Company Limited Partnership, page F-9

5. Please provide us a comprehensive analysis of your investment in Security under the provisions of FIN 46(R). Refer to paragraph 4(h) with regard to whether any exception to FIN 46(R) is applicable, paragraph 5 with regard to whether Security is a variable interest entity, and paragraphs 14-15 with regard to whether consolidation by you of Security is appropriate.


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

We have considered the application of FIN 46(R) to the Company's investment in Security Land And Development Company Limited Partnership ("Security"). We have concluded that the Company's investment in Security should not be consolidated under the provisions of FIN 46(R). The amendment of the partnership agreement and associated refinancing of Security was completed on April 7, 2003. FIN 46(R) was effective for the Company for its year ended December 31, 2004. Our analysis of our investment in Security under the provisions of FIN 46(R), made in connection with our December 31, 2004 financial statements, is summarized as follows:

      1. Our analysis of the exceptions provided in paragraph 4(h) did not exempt us from having to evaluate our investment in Security as a variable interest entity.

      2. The criteria of paragraph 5 resulted in our conclusion that Security is not a variable interest entity.

            a. The total equity investment at risk is sufficient to finance Securities activities without additional subordinated financial support. An appraisal prepared in connection with the April 7, 2003 refinancing indicated that equity in Security, determined on a fair value basis was 15% of its assets. The appraisal considered the March 2003 extension of the single tenant lease with the General Services Administration through October 31, 2018. Considering Security's stable and predictable operating income, 15% equity investment was considered sufficient.

            b. The equity investors at risk, as a group, do have the ability to make decisions about Security's activities. The general partner has equity investment at risk and has exclusive rights to make decisions about Security's activities.

            c. The equity investors at risk, as a group, have the obligation to absorb the expected losses and the right to receive the expected residual returns, if they occur.

            d. The condition of paragraph 5.(c) does not exist. While the Company does have disproportionately few voting rights, substantially all of Security's activities are not conducted on behalf of the Company, but are conducted on behalf of all investors.

In connection with our response to your comment, we hereby acknowledge that:

o we are responsible for the adequacy and accuracy of the disclosure in the filing;

o the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and


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

o we may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding any of our responses, please feel free to contact our outside counsel, Todd Emmerman, Esq. of Katten Muchin Rosenman LLP at (212) 940-8873.


Very truly yours,

REGENCY AFFILIATES, INC.


/s/ Neil N. Hasson
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Neil N. Hasson,
Chief Financial Officer


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